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                           PIONEER FLOATING RATE TRUST
                                 60 STATE STREET
                                BOSTON, MA 02109

                                 (617) 742-7825


March 8, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Pioneer Floating Rate Trust
     Request for acceleration of effective date of
     Registration Statement on Form N-2
     (File Nos. 333-121930 and 811-21654)
     --------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, Pioneer Floating Rate Trust Trust (the "Registrant") hereby requests that the effective date of pre-effective amendment no. 1 to the above-captioned registration statement on Form N-2 (the "Registration Statement"), which Registration Statement was filed March 8, 2005, be accelerated to 10:00 a.m. EST on March 10, 2005 or as soon thereafter as possible.



                                           PIONEER FLOATING RATE TRUST


                                            By: /s/ Christopher J. Kelley
                                               ---------------------------------
                                            Name: Christopher J. Kelley
                                            Title: Assistant Secretary